

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 18, 2006

By U.S. Mail and Facsimile

Mr. John W. Hodson
Chief Financial Officer
Flanders Corporation
2399 26th Avenue North
St. Petersburg, Florida 33734

> **Re:** **Flanders Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2006**
> **File No. 000-27958**

Dear Mr. Hodson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief